Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, November 14, 2006

Gammon Lake Resources Announces Third Quarter 2006 Financial Results and Completes Construction of Ocampo Mill

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce third quarter results for the nine months ended September 30, 2006. The Company is pleased to report that all major construction on the Ocampo mill was completed during the third quarter. The mill became fully functional, allowing Gammon Lake to commence mill commissioning. As is customary during mill commissioning, low grade ore was fed through the mill during start up, and was a contributing factor related to higher cash costs during the quarter. As Ocampo is still in pre commercial production, this was not unexpected. However, with commercial production expected to commence by the end of 2006, Gammon Lake expects cash costs to decrease significantly in the fourth quarter. The Company experienced a significant increase in production in October, and production in November is continuing to increase.

All figures in Canadian dollars unless otherwise stated.

Quarter Highlights

  Production of 17,120 ounces of gold and 435,279 ounces of silver from the Ocampo and El Cubo mines during the quarter.

  First gold-silver pour completed from Ocampo Mill facility, September 2006.

  Planned expansion for the Ocampo Open Pit crusher and heap leach facility announced, September 2006.

  Ocampo mill commissioning commenced for processing of underground ore, and continued as scheduled throughout the quarter, August 2006.

  Completion of business combination with Mexgold Resources Inc., adding two additional Mexican properties to Gammon Lake's portfolio of assets, including the producing El Cubo Mine, August 2006.

During the quarter, Gammon Lake produced 11,688 ounces of gold and 252,158 ounces of silver, or 16,445 gold equivalent ounces from the Ocampo mine. Year to date production from the Ocampo mine equals 28,187 ounces of gold and 565,331 ounces of silver, or 38,853 gold equivalent ounces. During the quarter, the Company produced 17,120 ounces of gold and 435,279 ounces of silver, or 25,333 gold equivalent ounces from the Ocampo and El Cubo mines. Year to date production including results from the El Cubo mine from August 8, 2006, was 33,370 ounces of gold and 748,177 ounces of silver, or 47,486 gold equivalent ounces. It is anticipated that production will continue to accelerate over the coming months, with the heap leach reaching commercial production in the fourth quarter of 2006. The Company's heap leach model indicates that a 146-day recovery cycle exists for ore stacked and place under leach, and recoveries have approximated feasibility study levels.

Gammon Lake was pleased to finalize the acquisition of Mexgold Resources Inc. in August. The Company has held a minority interest in Mexgold since it was incorporated. The Company feels that the quality of the El Cubo and Guadalupe y Calvo properties provides Gammon Lake with an attractive asset base in known historic mining districts.

The Company now boasts a large measured and indicated resource of more than 6.0-million gold equivalent ounces (3.5-million ounces of gold and 165-million ounces of silver) and additional inferred resources of more than 9.0-million gold equivalent ounces (4.9-million ounces of gold and 249-million ounces of silver). Included within measured and indicated resources are proven and probable reserves of more than 5.0-million gold equivalent ounces (2.8-million ounces of gold an 137-million ounces of silver). Gammon Lake is now on the verge of becoming a dominant mid-tier producer with a low cash cost profile and an attractive asset base in a low geopolitical risk area.

The heavy rains experienced in July and August of this year were considered abnormally high. The main issue was ore being processed through the crushing facility was transformed into mud causing plugged chutes and screens throughout the system. This caused a significant amount of maintenance, and led to decreased production from the heap leach pad. The Company gained experience through the process, and the modifications made to the crushing unit in August and September proved to be effective.

The construction phase of the Ocampo Mine is now nearing completion. The majority of the contractors have completed their work, and the shaft and water dam are the only remaining components left to be completed. The crushing facilities and heap leach have been functional since January, 2006 and the mill construction is complete with ongoing commissioning occurring through October and November. During the month of September, the mill processed 19,355 tonnes of ore with an average grade of 1.60 g/t gold, and 84.80 g/t silver. The recoveries have been at or above feasibility study levels. All of the production from Ocampo to date has been generated from the heap leach. As at September 30, 2006, the heap leach had received 1,649,921 tonnes of ore with an average grade since inception of 1.046 grams per tonne gold, and 43.32 grams per tonne silver. Stacking on the heap leach pad averaged 6,631 tonnes per day during the three months ended September 30, 2006, however the Company is pleased to note that stacking on the heap leach pad during the month of October, after a four day maintenance shutdown, averaged 11,600 tonnes per day.

Development of the underground mine has continued, and is mining feasibility study levels of 1,500 tonnes per day. There is sufficient stockpile to feed the mill for more than 2 months, and the Company will continue to maintain an adequate stockpile. During the quarter, the Company did place underground ore on the leach pad which was below cut-off grade for the mill. The Company placed 66,398 tonnes of underground ore on the heap leach pad averaging 1.56 grams per tonne gold, and 75.10 grams per tonne silver.

The Company is reporting higher cash costs for the quarter due to several factors. The severe rainfall encountered in the third quarter impaired production, and created additional maintenance costs and more importantly, less ounces produced. Secondly, the Company placed 66,938 tonnes of ore from the underground on the heap leach pad. Production costs related to the extraction of the underground inflates the production costs reported for the quarter ended September 30, 2006 due to longer recovery times realized from the heap leach. During the quarter, the Company also absorbed all of the production costs related to the mill. The mill testing commenced in August with waste and very low grade ore being processed, and the Company has expensed the costs related to the mill during the quarter.

Cash costs are still expected to be higher than feasibility study estimates as the Company continues through its commissioning process. The strip ratio is expected to decline over the coming months, and the underground costs will be adsorbed through the mill where higher grades and recoveries are expected. Gammon Lake's objective is still to achieve a cash cost of below US$200 per gold equivalent ounce.

Interim Financial Statements for the third quarter ended September 30, 2006 are attached to this release. These should be read in conjunction with the Notes to the Financial Statements and Management Discussion and Analysis, posted on SEDAR at www.sedar.com.

Gammon Lake would like to remind shareholders that a conference call will be held on Wednesday, November 15, 2006 at 11:00 am Atlantic Standard Time (10:00 am Eastern Standard Time) to discuss the quarterly results. You may join the call by dialing:

North American Toll Free: 1-866-400-2280
Outside Canada & US: 416-850-9143

When the Operator answers; ask to be placed into the Gammon Lake Q3 Financials Conference Call.

If you are unable to attend the conference call, a playback will be available for 30 days immediately after the event by dialing 1-866-245-6755 or 416-915-1035 for calls from outside Canada and the US. Enter passcode 98343. The playback will also be posted on Gammon Lake's website at www.gammonlake.com approximately two hours after the conference call.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration and mining Company with properties in Mexico. The Company's flagship Ocampo Project is now in pre commercial production and Gammon Lake is moving toward becoming a mid-tier gold and silver producer in 2006. Gammon Lake has also recently acquired the El Cubo Mine, as a result of the recent business combination with Mexgold Resources Inc. The Company remains 100% unhedged and fully financed to achieve full production at Ocampo and El Cubo. Gammon Lake is on schedule to achieve an annual production rate of 400,000 gold equivalent ounces (235,600 ounces of gold and 10.5 million ounces of silver) by the end of the 2006 calendar year, at a cash cost of below US $200 per gold equivalent ounce.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

Cautionary Note to US Investors - The United State Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Lake's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Lake, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Gammon Lake Resources Inc.
Interim Consolidated Balance Sheets
	September 30	December 31
	2006	2005
	(Unaudited)

Assets
Current
Cash and cash equivalents	$8,529,299	$6,701,543
Receivables
Commodity taxes	19,092,529	9,558,654
Other	3,798,669	2,747,728
Prepaids and deposits	790,075	616,188
Inventories:
Supplies	5,175,276	2,056,963
Ore stockpiles	4,908,901	-
Ore in process	18,183,618	-
Due from related companies	-	626,228
	60,478,367	22,307,304

Deposits on capital equipment (Note 4)	1,274,368	1,436,244
Long term investment (Note 5)	-	10,632,000
Deferred compensation	997,571	-
Long term inventory ore in stockpiles	1,396,461	-
Mining interests and capital assets (Note 6)	595,272,361	224,579,967
Goodwill (Note 3)	140,547,855	-

	$799,966,983	$258,955,515

Liabilities
Current
Payables and accruals	$32,795,029	$10,552,274
Current portion of long-term debt and capital leases	41,493,748	25,125,594
	74,288,777	35,677,868

Long term debt and capital leases (Note 7)	87,028,026	21,013,689
Employee future benefits (Note 8)	2,867,502	276,126
Future income taxes	74,446,868	7,336,000
	238,631,173	64,303,683
Shareholders' Equity
Capital stock (Note 9)	546,081,172	218,974,423
Contributed surplus (Note 9)	84,634,288	20,255,279
Deficit	(69,379,650)	(44,577,870)
	561,335,810	194,651,832

	$799,966,983	$258,955,515

Nature of operations and going concern assumption (Note 1)

On behalf of the Board

"Fred George"	Director	"Brad Langille"	Director

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Statements of Operations and Deficit

	Three months	Two months	Nine months	Eight months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Revenues from mining operations	$18,448,372	$-	$33,700,278	$-

Expenses
Production costs
excluding amortization and depletion	14,235,586	-	22,336,123	-
Amortization and depletion	5,333,454	198,850	7,754,213	508,291
Refining costs	148,021	-	229,537	-
General and administrative	8,611,159	1,146,722	28,379,454	6,067,341
Interest on long term debt	2,031,405	-	3,991,345	-

	30,359,625	1,345,572	62,690,672	6,575,632

Loss before other items	(11,911,253)	(1,345,572)	(28,990,394)	(6,575,632)

Foreign exchange (loss)/gain	(1,697,173)	(61,908)	(128,895)	(931,252)
Gain/(loss) on equity investment	372,804	(291,000)	561,804	(1,190,000)
Interest and sundry	108,106	114,519	558,012	1,055,204

	(1,216,263)	(238,389)	990,921	(1,066,048)

Loss before income taxes	$(13,127,516)	$(1,583,961)	$(27,999,473)	$(7,641,680)

Income taxes (recovery)	3,818,370	(114,628)	(3,197,693)	(326,566)

Net loss	$(16,945,886)	$(1,469,333)	$(24,801,780)	$(7,315,114)

Loss per share (Note 10)	$(0.18)	$(0.02)	$(0.30)	$(0.10)

Deficit, beginning of period	$(52,433,764)	$(32,970,360)	$(44,577,870)	$(27,124,579)

Net loss	(16,945,886)	(1,469,333)	(24,801,780)	(7,315,114)

Deficit, end of period	$(69,379,650)	$(34,439,693)	$(69,379,650)	$(34,439,693)

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Statements of Cash Flows

Three months	Two months	Nine months	Eight months
ended	ended	ended	ended
September 30,	September 30,	September 30,	September 30,
2006	2005	2006	2005
(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Increase/(Decrease) in cash and cash equivalents

Operating
Net loss	$(16,945,886)	$(1,469,333)	$(24,801,780)	$(7,315,114)
Amortization and depletion	5,333,454	198,850	7,754,213	508,291
Unrealized foreign
exchange loss/(gain)	(358,666)	(1,017,674)	(3,413,971)	(712,864)
Stock based compensation	4,430,804	-	17,879,590	1,478,080
Employee future benefits	69,381	(14,792)	69,381	(14,792)
Future income tax recovery	4,138,307	(114,628)	(3,197,693)	(326,566)
Accrued interest on long term debt	210,298	-	744,248	-
Equity earnings in excess of
dividends received	(372,804)	291,000	(561,804)	1,190,000
Change in non-cash operating
working capital (Note 12)	(14,805,704)	(3,183,233)	(23,814,129)	(3,128,145)
	(18,300,816)	(5,309,810)	(29,341,945)	(8,321,110)

Investing
Acquisition of investment	-	(4,532,839)	(7,375,000)	(4,532,839)
Cash acquired on acquisition
of Mexgold	23,933,797	-	23,933,797	-
Increase in deposits on capital
equipment	161,876	(1,021,832)	161,876	(9,984,335)
Repayment of (advances to)
related companies	349,176	(44,356)	626,228	(183,325)
Expenditures on mining interests
related deferred costs and
acquisition of capital assets	(18,977,018)	(11,910,427)	(87,969,775)	(66,152,340)
	5,467,831	(17,509,454)	(70,622,874)	(80,852,839)

Financing
Repayment of capital lease	(773,256)	-	(1,152,254)	-
Increase in long-term debt	4,725,035	-	76,897,157	-
Repayment of (advances to)
related companies	13,337,105	-	13,337,105	-
Proceeds from issuance of
capital stock	-	-	-	92,720
Proceeds from exercise of
options and warrants	1,895,757	120,000	12,710,567	2,394,230
	19,184,641	120,000	101,792,575	2,486,950
Net increase/(decrease) in cash and
cash equivalents	6,351,656	(22,699,264)	1,827,756	(86,686,999)

Cash and cash equivalents
Beginning of period	2,177,643	35,400,349	6,701,543	99,388,084
End of period	$8,529,299	$12,701,085	$8,529,299	$12,701,085

See accompanying notes to the consolidated financial statements.